Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 12 pages.

04035517

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday 1 July, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED JUL 14 2004 WASH. D.C. 185 SECTION

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

PROCESSED JUL 19 2004 THOMSON FINANCIAL

ITEM	DATE LODGED	DESCRIPTION
1	21 June, 2004	Company Announcement: $4.7m OMI Share Purchase Plan a Success
2	25 June, 2004	Company Announcement: Appendix 3Y Change of Directors Interest Notice
3	29 June, 2004	Company Announcement: Appendix 3X Initial Directors Interest Notice
4	29 June, 2004	Company Announcement: Appendix 3Y Change of Directors Interest Notice
5	30 June, 2004	Company Announcement: Amended Appendix 3Y Change of Directors Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

7/16

BEN GRAHAM
Office Manager

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 12 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

21 June 2004

$4.7m OMI SHARE PURCHASE PLAN A SUCCESS

Multi-medical device company Occupational and Medical Innovation Ltd ("OMI") has successfully raised $4.7 million in fresh working capital through its Share Purchase Plan, which closed on 15 June 2004

More than 40% of current OMI shareholders participated in the Share purchase Plan. Average take up of the shares available was 85%. On issue of the shares OMI's market capitalisation will increase to approximately $54 million.

OMI Joint Managing Director Mr. Keith Taske said that the funds raised will be used to further expand sales and marketing plans for OMI's Safety Scalpel, Safe IV-Access Valve and Retractable Safety Syringe on the global market.

" Sales of the Safety Scalpel in the USA and Australian markets had more than doubled initial volume forecasts in the four months since release. Plans are progressing to introduce the Safety Scalpel to other world markets", he said.

In late May OMI signed Heads of Agreement with Terumo Medical Corporation in the USA and discussions towards finalizing a distribution agreement for this large market are in process. Additionally, discussions with BBraun for distribution of the Safe IV-Access Valve globally are reaching final stages.

"The success of this latest raising signals shareholder confidence in OMI's ability to create and distribute to end-users a range of innovative medical products with real-world benefits to healthcare professionals worldwide", Mr. Taske said.

"In fact, we have been quite overwhelmed by the response. We plan to deliver on this shareholder confidence to quickly implement expansion of our resources to enable the delivery of current developed product to market and allocate increased resources to fund additional product development," he said.

ABN Amro Morgans Managing Director Mr. Tim Cromelin stated, "that the level of shareholder participation was an outstanding outcome and was a strong endorsement of OMI's recent milestone achievements"

Mr. Taske added, "We appreciate the loyalty of shareholders and I thank them for their patience as we bring our products to market."

OMI has been formally recognised as a serial innovator in the field of medical engineering, having been honoured with a 2003 Australian Design Award (Safety Scalpel), a 2004 Australian Design Award (Retractable Safety Syringe), and included in the 2004 Powerhouse Museum Selection.

KEITH TASKE
Joint Managing Director

Media and Investor Enquiries:

Keith Taske
Joint Managing Director
Ph: 07 3451 7000
Mob: 0410 229 156

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LTD
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James HAYNE
Date of last notice	16/07/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	17/06/04
No. of securities held prior to change	81,000
Class	Ordinary
Number acquired	5,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,377.19
No. of securities held after change	86,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KEITH CLIFTON TASKE
Date of appointment	22/01/04

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
419,900 ORDINARY FULLY PAID SHARES

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
HAMBAP PTY LTD T/A KEITH TASKE FAMILY TRUST (MR KEITH TASKE IS A DIRECTOR OF THE KEITH TASKE FAMILY TRUST)	419,900 ORDINARY FULLY PAID SHARES

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE LEIGH KIEHNE
Date of last notice	31 MAY 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 JUNE 2004
No. of securities held prior to change	4,249,348
Class	ORDINARY FULLY PAID
Number acquired	NIL
Number disposed	5,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	4,249,343

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	OFF MARKET DONATION TO REGISTERED CHARITY.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

om LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

30 June 2004

Amended Appendix 3Y- Change of Directors Interest Notice

The Appendix 3Y- Change of Directors Interest Notice lodged on 29 June 2004 by Mr. Bruce Kiehne contained a typographical error. The total number of shares held by Mr. Kiehne after the change is 4,244,348.

An amended Appendix 3Y is attached.

[signature]

KEITH TASKE
Joint Chief Executive Officer

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE LEIGH KIEHNE
Date of last notice	29 JUNE 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	25 JUNE 2004
No. of securities held prior to change	4,249,348
Class	ORDINARY FULLY PAID
Number acquired	NIL
Number disposed	5,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	4,244,348

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	OFF MARKET DONATION TO REGISTERED CHARITY.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	